SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 22, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 22, 2003 announcing Infineon Technologies AG’s third quarter results for the 2003 financial year.

Infineon reports Third Quarter Results for Fiscal Year 2003

•                  Third quarter revenues were Euro 1.47 billion – flat sequentially and increasing 11 percent year-on-year - mainly driven by increased sales in the communications segments

•                  Quarterly net loss was Euro 116 million - strongly improving from a net loss of Euro 328 million sequentially - primarily due to further productivity increases and no significant inventory valuation effect; the net loss includes impairment charges of Euro 68 million

•                  Improved gross cash position of 2.4 billion Euro and positive free cash flow of Euro 11 million

Munich, Germany – July 22, 2003 – Infineon Technologies AG (FSE/NYSE: IFX), the world’s six-largest semiconductor manufacturer, today announced results for its third quarter and first nine months of fiscal year 2003, ended June 30, 2003. The company had revenues from continuing operations of Euro 1.47 billion, remaining almost flat sequentially and increasing 11 percent year-on-year.

Quarterly net loss amounted to Euro 116 million compared to a net loss of Euro 328 million in the previous quarter and a net loss of Euro 76 million in the third quarter of the last fiscal year. This strong sequential improvement is mainly due to increased productivity, further cost reductions and no significant inventory valuation effect compared to the previous quarter. The quarterly loss included impairment charges of Euro 68 million, reflecting a goodwill write down of the company’s interest in Catamaran Communications. The net loss also included a tax benefit of Euro 10 million compared to a tax expense of Euro 96 million in the previous quarter.

Quarterly EBIT (which Infineon defines as earnings (loss) from continuing operations before interest, minority interest and taxes) significantly improved to a loss of Euro 115 million, compared to a loss of Euro 223 million in the previous quarter, but up from a loss of Euro 110 million in the third quarter of the last fiscal year.

For the financial and business press	Infineon Technologies AG
INFXX200307.107 e	Corporate Communications: Günter Gaugler Phone: ++49 89 234-28481, Fax: -28482 guenter.gaugler@infineon.com	Corporate Center Investor Relations: Matthias Poth Phone: ++49 89 234-26655, Fax: -26155 investor.relations@infineon.com

Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG commented: “Although we currently see a more positive market environment, especially for DRAM, last quarter still was very difficult due to the unfavorable Euro/Dollar exchange rate conditions and ongoing strong pricing pressure. However, we achieved a solid revenue performance in most of our business groups and significantly reduced our net loss by Euro 212 million sequentially. Without the impairment charge our net loss would have been Euro 48 million.”

Basic and diluted loss per share for the third quarter of fiscal year 2003 was Euro 0.16, compared to a loss per share of Euro 0.45 in the previous quarter and Euro 0.11 year-on-year.

Expenditures for Research and Development in the third quarter totaled Euro 273 million, or 19 percent of sales, compared to Euro 254 million in the second quarter. The sequential increase is mainly due to additional investments in our technology expertise for 3G as well as optical networking.

SG&A expenses totaled Euro 158 million or 11 percent of total revenues, down from Euro 164 million in the previous quarter. The further decrease in these expenditures primarily reflects the effects of cost reduction measures taken by the company.

On June 5, 2003, Infineon issued subordinated convertible notes due 2010 for gross proceeds of Euro 700 million. The company decided to take advantage of the low interest rates available in the European convertibles market to improve its cash position. The notes may be converted into up to 68 million ordinary shares of Infineon Technologies AG.

Infineon’s gross cash position, representing cash and cash equivalents, marketable securities and restricted cash, amounted to Euro 2.4 billion, up sequentially from Euro 1.5 billion. The increase in gross cash was mainly due to the convertible bond.  In addition, the company has decided to divest of its interest in ProMOS Technologies and from April 1, 2003 its investment in ProMOS is no longer accounted for on the equity method and is instead treated as marketable securities.

Free cash flow, representing cash from operating and investing activities excluding purchases or sales of marketable securities, significantly improved from a negative Euro 90 million in the previous quarter to a positive Euro 11 million. This improvement mainly reflects higher operating cash flow and lower capital expenditures compared to the previous quarter.

Revenues outside Europe in the third quarter constituted 57 percent of total revenues, up from 56 percent in the previous quarter.

As of June 30, 2003, Infineon had approximately 31,600 employees worldwide, including about 5,700 engaged in research and development.

Results for First Nine Months of Fiscal Year 2003

Total revenues for the first nine months of fiscal year 2003 were Euro 4.4 billion, up 22 percent from Euro 3.6 billion in the same period last year. Net loss amounted to Euro 484 million, compared to a net loss of Euro 515 million year-on-year. The company had tax expenses of Euro 98 million during the first nine months of fiscal year 2003 compared to a tax benefit of Euro 345 million during the comparable period of fiscal year 2002. EBIT for the first nine months of this fiscal year was a loss of Euro 369 million, a significant improvement from an EBIT loss of Euro 845 million year-on-year.

Business Group Performance

The Automotive & Industrial group’s third quarter revenues were Euro 351 million, a decrease of 1 percent sequentially but an increase of 14 percent year-on-year. The sequential decrease was due to a non-linear booking of license income in the previous quarter. EBIT remained flat sequentially at Euro 49 million and increased from Euro 29 million in the third quarter of fiscal year 2002. The segment maintained its high level of profitability mainly due to higher productivity, based on the ongoing conversion of production to 200mm wafers and the full utilization of capacities.

Infineon has reached a leading market position in Europe for next generation engine management with its TriCore™ microcontroller technology. With particular strength in Asia, Infineon continued to increase its market share for power management & supply applications with CoolMOS™ and OptiMOS™ technology, mainly for computing. With the acquisition of SensoNor in June 2003, the company enhanced its product portfolio for advanced automotive sensor technology including magnetic, pressure and temperature as well as acceleration sensors. According to Strategy Analytics, Infineon’s Automotive and Industrial segment continued to outperform the market in 2002 and increased its market share as the No 1 in Europe with a greater than 15 percent market share and the No 2 position worldwide with a greater than 8 percent market share.

Wireline Communications revenues improved to Euro 119 million in the third quarter, an increase of 6 percent from the previous quarter, and up 17 percent year-on-year. The sequential revenue increase was principally due to higher sales of access and fiber optic products. EBIT amounted to a loss of Euro 99 million compared to a loss of Euro 39 million in the previous quarter and a loss of Euro 49 million year-on-year. Third quarter EBIT included an impairment of Euro 68 million related to the acquisition of Catamaran Communications. Without this impairment the EBIT would have improved sequentially to a loss of Euro 31 million, primarily resulting from improved gross margins.

Infineon significantly strengthened its ADSL market position with further design wins of the company’s Geminax-chipset technology at leading customers. The company also launched new fiber optics products such as the Triport-Bidi transceiver enabling the transmission of analog TV, telephony and high-speed Internet over a single fiber-optic link with first shipments to major customers.

Secure Mobile Solutions’ third quarter revenues were Euro 387 million, an increase of 3 percent from the previous quarter and 18 percent compared to the third quarter of last year. The sequential quarterly revenue increase was mainly driven by security solutions and Local Area Wireless applications, particularly Bluetooth. The quarterly EBIT loss of Euro 17 million improved from an EBIT loss of Euro 23 million during the previous quarter but was down from a positive EBIT of 3 million for the third quarter of fiscal year 2002. The sequential improvement of EBIT loss was mainly due to increased sales volumes, particularly for security controllers.

Infineon has strengthened its leading market position for national ID-projects and entered into a security cooperation with the German Federal Ministry of the Interior to establish a sound technology basis for an enhanced security level in Information Technology (IT) systems that are used in the Civil Service, in private companies and households. The company also introduced the high-performance SingleStone Bluetooth module for advanced Bluetooth applications used, e.g. in PCs, automotive, and consumer devices.

In June 2003, Infineon and Ericsson signed an amendment to the acquisition agreement for the Ericsson Microelectronics business to strengthen their strategic cooperation in various areas of mobile phone and wireless infrastructure technology. The companies also agreed to a reduced purchase price and to eliminate the historic and future purchase thresholds of Ericsson and related penalties.

The Memory Products group’s third quarter revenues were Euro 569 million, a decrease of 7 percent sequentially but an increase of 4 percent year-on-year. The sequential revenue decrease was mainly due to the unfavorable dollar/Euro exchange rate development, slightly declining average selling prices for memory products and, compared to the previous quarter, a lower deferred licensing income of Euro 36 million. EBIT improved significantly to Euro 2 million compared to an EBIT loss of Euro 138 million in the second quarter and a loss of Euro 22 million year-on-year. The strong EBIT improvement was mainly due to a faster than expected productivity increase from the 300mm production which compensated the unfavorable exchange rate and no significant inventory valuation effect.

“We achieved profitability in our memory products group despite slightly declining average selling prices for DRAMs and maintained our favorable cost position in the DRAM market with our lead in 300mm volume production in Dresden where we have reached approximately 6,400 wafer starts per week,” said Dr. Schumacher.

Infineon has qualified the 256M DDR DRAM main volume product in 0.11 micron technology and achieved DDR400 validation for this product at Intel. Furthermore Infineon has received very good customer feedback for its samples of 1-Gbit Double Data Rate (DDR) Synchronous DRAM (SDRAM) fabricated using the company’s advanced 110nm CMOS process. The company together with IBM has developed the most advanced Magnetoresistive Random Access Technology (MRAM) and introduced the high-speed 128Kbit MRAM core which allows for faster access, more storage and less power consumption in PCs and laptops and could eventually replace today’s common DRAM, SRAM and flash memory technology. Infineon together with Cypress and Micron Technologies also announced first CellularRAM samples for future mobile communications applications.

Revenues in the other operating segment were Euro 36 million, up 38 percent sequentially and up 50 percent year-on-year. EBIT was a loss of Euro 14 million compared to a loss of Euro 15 million in the previous quarter and a positive EBIT of Euro 3 million in the third quarter of fiscal year 2002.

In Corporate and Reconciliation EBIT in the third quarter improved to a loss of Euro 36 million, compared to a loss of Euro 57 million in the second quarter and a loss of Euro 74 million year-on-year. The loss primarily reflects reduced unallocated idle capacity costs and corporate restructuring charges.

Outlook for the second half of calendar year 2003

“We have seen first signs of a positive market trend in the last quarter and thus look forward with optimism for a stronger improvement of demand both in our logic segments as well as our memory products segment in the second half of calendar year 2003. In the light of the continuing uncertainty of the global economic situation, which makes it difficult to predict consumer demand in our target applications, we will continue to implement our successful cost reduction and restructuring programs,” commented Dr. Schumacher.

For its Secure Mobile Solutions segment, Infineon expects a further moderate increase of demand for GSM/GPRS mobile handsets and Bluetooth products. In addition, the company sees a positive development of demand for security solutions, particularly for ID-systems, but also expects overall continued pricing pressure.

Agreeing with many industry analysts, Infineon expects further reductions in capital expenditures in the global wireline telecom infrastructure market in 2003, but continues to expect moderate growth in Europe. Infineon expects a further positive development of demand for broadband access technology, particularly in Asia.

In the automotive electronics and automotive semiconductor markets, Infineon sees weaker demand. However, we anticipate this to be primarily a seasonal effect since the automotive electronics market is expected to grow further despite the current weakness in the overall automotive industry.

For the logic segments as a whole, Infineon expects a further overall improvement in revenues as well as EBIT in the fourth quarter of fiscal year 2003.

Infineon has seen continuously growing demand and steadily increasing prices for DDR memory products since the beginning of June 2003. Infineon expects a further positive development of demand mainly driven by gradually increasing corporate replacement investments, the upcoming back-to-school season and the move towards higher Megabyte per Box and DRAM demand due to the introduction of the new INTEL Springdale chipset offering Dual Channel DDR technology for computers.

FINANCIAL INFORMATION

According to US GAAP – Unaudited

Consolidated statements of operations

	3 months ended			9 months ended
in Euro million	06/30/2002	03/31/2003	06/30/2003	06/30/2002	06/30/2003
Net sales	1,321	1,484	1,471	3,605	4,396
Cost of goods sold	(1,064)	(1,283)	(1,084)	(3,142)	(3,406)
Gross profit	257	201	387	463	990
Research and development expenses	(237)	(254)	(273)	(768)	(792)
Selling, general and administrative expenses	(151)	(164)	(158)	(480)	(494)
Restructuring recovery (charges)	1	(10)	(5)	(7)	(16)
Other operating income (expense), net	1	—	(61)	43	(68)
Operating loss	(129)	(227)	(110)	(749)	(380)
Interest expense, net	(9)	(11)	(10)	(17)	(20)
Equity in earnings (losses) of associated companies	7	7	(1)	(38)	24
Loss on associated company share issuance	—	—	—	—	(2)
Other income (expense), net	12	(3)	(4)	(58)	(11)
Minority interests	1	2	(1)	5	3
Loss from continuing operations before income taxes	(118)	(232)	(126)	(857)	(386)
Income tax benefit (expense)	41	(96)	10	345	(98)
Net loss from continuing operations	(77)	(328)	(116)	(512)	(484)
Net income (loss) from discontinued operation	1	—	—	(3)	—
Net loss	(76)	(328)	(116)	(515)	(484)

Weighted average of outstanding shares - basic and diluted	693	721	721	693	721
Loss per share - basic and diluted from continuing operations	(0.11)	(0.45)	(0.16)	(0.74)	(0.67)
Loss per share - basic and diluted from discontinued operation	0.00	0.00	0.00	(0.00)	0.00
Loss per share - basic and diluted	(0.11)	(0.45)	(0.16)	(0.74)	(0.67)

Regional Sales Development

	3 months ended
Regional sales in %	06/30/2002	03/31/2003	06/30/2003
Germany	24%	24%	25%
Other Europe	20%	20%	18%
America (NAFTA)	24%	22%	23%
Asia / Pacific	32%	34%	34%
Total	100%	100%	100%

Europe	44%	44%	43%

Non-Europe	56%	56%	57%

Segment results

	3 months ended			9 months ended
Net sales in Euro million	06/30/2002 *	06/30/2003	+/- in %	06/30/2002 *	06/30/2003	+/- in %
Wireline Communications	102	119	17	281	337	20
Secure Mobile Solutions	327	387	18	908	1,175	29
Automotive and Industrial	308	351	14	880	1,039	18
Memory Products	549	569	4	1,424	1,720	21
Other	24	36	50	80	99	24
Corporate and Reconciliation	11	9	(18)	32	26	(19)

Infineon consolidated	1,321	1,471	11	3,605	4,396	22

	3 months ended			9 months ended
EBIT in Euro million	06/30/2002 *	06/30/2003	+/- in %	06/30/2002 *	06/30/2003	+/- in %
Wireline Communications	(49)	(99)	(102)	(200)	(180)	10
Secure Mobile Solutions	3	(17)	—	(94)	(68)	28
Automotive and Industrial	29	49	69	73	142	95
Memory Products	(22)	2	—	(430)	(108)	75
Other	3	(14)	—	16	(22)	—
Corporate and Reconciliation	(74)	(36)	51	(210)	(133)	37

Infineon consolidated **	(110)	(115)	(5)	(845)	(369)	56

*                 Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure for continuing operations.

**          Includes acquisition related charges (amortization and impairment of acquired intangible assets, goodwill, deferred compensation and  in-process R&D) of Euro 10 million and Euro 80 million for the three months ended 06/30/2002 and 06/30/2003, respectively as well as  Euro 35 million and Euro 99 million for the nine months ended 06/30/2002 and 06/30/2003, respectively.

	3 months ended
Net sales in Euro million	03/31/2003	06/30/2003	+/- in %
Wireline Communications	112	119	6
Secure Mobile Solutions	376	387	3
Automotive and Industrial	354	351	(1)
Memory Products	609	569	(7)
Other	26	36	38
Corporate and Reconciliation	7	9	29

Infineon consolidated	1,484	1,471	(1)

	3 months ended
EBIT in Euro million	03/31/2003	06/30/2003	+/- in %
Wireline Communications	(39)	(99)	(154)
Secure Mobile Solutions	(23)	(17)	26
Automotive and Industrial	49	49	—
Memory Products	(138)	2	—
Other	(15)	(14)	7
Corporate and Reconciliation	(57)	(36)	37

Infineon consolidated *	(223)	(115)	48

*                 Includes acquisition related charges of Euro 9 million and Euro 80 million for the three months ended 03/31/2003 and 06/30/2003, respectively.

EBIT

Infineon defines EBIT as earnings (loss) from continuing operations before interest, minority interest and taxes.

Infineon management uses EBIT as a measure to establish budgets and operational goals, to manage the company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.

EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	06/30/2002	03/31/2003	06/30/2003	06/30/2002	06/30/2003
Net loss from continuing operations	(77)	(328)	(116)	(512)	(484)
• Income taxes	(41)	96	(10)	(345)	98
• Minority interests	(1)	(2)	1	(5)	(3)
• Interest expense, net	9	11	10	17	20
EBIT	(110)	(223)	(115)	(845)	(369)

Consolidated balance sheets

in Euro million	09/30/2002	06/30/2003
Assets
Current assets:
Cash and cash equivalents	1,199	827
Marketable securities	738	1,545
Trade accounts receivable, net	758	723
Inventories	891	999
Deferred income taxes	82	111
Other current assets	523	557
Total current assets	4,191	4,762
Property, plant and equipment, net	4,491	3,975
Long-term investments, net	708	601
Restricted cash	70	65
Deferred income taxes	787	712
Other assets	671	457
Total assets	10,918	10,572

in Euro million	09/30/2002	06/30/2003
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	120	96
Trade accounts payable	1,197	793
Accrued liabilities	508	564
Deferred income taxes	21	80
Other current liabilities	537	378
Total current liabilities	2,383	1,911
Long-term debt	1,710	2,367
Deferred income taxes	58	51
Other liabilities	609	625
Total liabilities	4,760	4,954

Total shareholders’ equity	6,158	5,618

Total liabilities and shareholders’ equity	10,918	10,572

Condensed consolidated cash flow information

	3 months ended			9 months ended
in Euro million	06/30/2002	03/31/2003	06/30/2003	06/30/2002	06/30/2003
Net cash provided by operating activities from continuing operations	309	103	180	75	289
Net cash (used in) provided by operating activities from discontinued operation	(16)	(2)	3	(17)	(1)
Net cash provided by operating activities - total	293	101	183	58	288
Net cash used in investing activities	(541)	(323)	(604)	(1,124)	(1,267)
Net cash (used in) provided by financing activities	(57)	4	615	1,445	607
Net (decrease) increase in cash and cash equivalents	(305)	(218)	194	379	(372)

Depreciation and amortization	332	359	361	1,016	1,073

Purchases of property, plant and equipment	64	230	138	430	677

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash. Since Infineon holds  a substantial portion of its available monetary resources in the form of readily available marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity. The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

in Euro million	09/30/2002	03/31/2003	06/30/2003
Cash and cash equivalents	1,199	633	827
Marketable securities	738	842	1,545
Restricted cash	70	66	65
Gross Cash Position	2,007	1,541	2,437

Marketable securities as of 06/30/2003 includes the Company’s investment in ProMos, which was accounted for as an equity method investment in prior periods. Such reclassification did not affect free cash flow.

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing.  It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	06/30/2002	03/31/2003	06/30/2003	06/30/2002	06/30/2003
Net cash provided by operating activities - total	293	101	183	58	288
Net cash used in investing activities	(541)	(323)	(604)	(1,124)	(1,267)
Purchase of marketable securities, net	482	132	432	665	538
Free cash flow	234	(90)	11	(401)	(441)

Telephone Conference Information

The Management Board of Infineon Technologies will conduct a telephone conference with analysts and institutional investors on July 22, 2003 at 3:30 a.m. Eastern Standard Time (U.S. EST), 9:30 a.m. Central Europe Time (CET), to discuss operating performance of the third quarter fiscal year 2003. A broadcast of the telephone conference will be available live and for download on Infineon’s web site at: http://www.infineon.com

D I S C L A I M E R

This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon, the stylized Infineon Technologies design are trademarks and service marks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: July 22, 2003	By:	/s/ Ulrich Schumacher
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer